

Mail Stop 3720

November 23, 2009

By U.S. Mail and facsimile to (907) 297-3100

Ms. Liane Pelletier
Chief Executive Officer,
Chairman of the Board and President
Alaska Communications Systems Group, Inc.
600 Telephone Ave.
Anchorage, AK 99503-6091

> **RE: Alaska Communications Systems Group, Inc.
> Form 10-K for the year ended December 31, 2008, as amended
> and Document Incorporated by Reference
> Filed March 9, 2009
> File No. 000-28167**

Dear Ms. Pelletier:

We have reviewed your response letter dated November 18, 2009 and have the following comment. Please respond to our comment within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comment or any other aspect of our review.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Compensation Discussion and Analysis, page 13 of the Proxy Statement

1.   We note your response to comment two in our letter dated November 5, 2009, regarding the disclosure of 2008 performance targets. In a response letter, please disclose to us the 2008 Company Performance Targets upon which the annual cash incentive awards were based. Also, confirm your intention to disclose all material 2009 Company Performance Targets in your next Form 10-K or definitive proxy statement incorporated by reference (e.g., targets related to liquidity and EBITDA). In this regard, we note that your prior response qualifies your confirmation of compliance in future filings by retaining your right to elect not to disclose such information in accordance with Instruction 4 to Item 402(b).

*   *   *   *

Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director